Mail Stop 4561

August 31, 2006

Tom Manley
Senior Vice President, Finance & Administration
and Chief Financial Officer
Cognos Inc.
3755 Riverside Drive
P.O. Box 9707, Station T
Ottawa, ON Canada K1G 4K9

   Re: Cognos Inc.
     Form 10-K for the Fiscal Year Ended February 28, 2006
     Filed August 1, 2006
     Form 8-K Filed July 31, 2006
     File No. 033-72402

Dear Mr. Manley:

   We have reviewed your response to our letter dated August 7, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed July 21, 2006

1. Please refer to comment 1 in our letter dated August 7, 2006. We have reviewed your response and note in your proposed disclosure that, "From time to time, management may consider making other adjustments for expenses and gains that it does not consider reflective of core operating performance…"   Explain what

you mean by "core" operating performance and explain why excluding non-cash compensation and amortization of acquisition related intangible assets is indicative of the Company's "core" operating performance. If you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your "core" operating performance.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief